Exhibit 77(i)(1)

THE ALGER FUNDS

Certificate of Amendment

for Termination of

Alger Money Market Fund

Alger Convertible Fund

The undersigned, being the Secretary of The Alger Funds (the “Trust”), a trust with transferable shares of the type commonly called a Massachusetts business trust, does hereby certify that, pursuant to the authority conferred upon the Trustees of the Trust by sections 6.1(b) and 9.4 of the Amended and Restated Agreement and Declaration of Trust dated February 18, 1997, as amended to date (the “Declaration of Trust”), and by the affirmative vote of a majority of the Trustees at a meeting duly called and held on January 20, 2011, each of Alger Money Market Fund and Alger Convertible Fund is terminated effective upon the filing of this Certificate of Amendment with the Secretary of the Commonwealth of Massachusetts.

The Trustees further direct that, upon the execution of this Certificate of Amendment, the Trust take all necessary action to file a copy of this Certificate of Amendment with the Secretary of State of The Commonwealth of Massachusetts and at any other place required by law or by the Declaration of Trust.

IN WITNESS WHEREOF, the undersigned has set his hand and seal this 1st day of March, 2011.

/s/ Hal Liebes

Hal Liebes, Secretary

ACKNOWLEDGEMENT

State of New York	)
) ss.
County of New York	)

March 1, 2011

Then personally appeared the above named Hal Liebes and acknowledged the foregoing instrument to be his free act and deed. Before me.

/s/ Lisa Moss
LISA A. MOSS Notary Public, State of New York No. 02MO4964918 Qualified in Kings County Commission Expires April 16, 2012	Notary Public
My Commission Expires: 4/16/12